Exhibit 99.1

Orla Mining Reports Second Quarter 2021 Results and Provides Camino Rojo Construction Update

Construction 61% Complete

VANCOUVER, BC, Aug. 5, 2021 /CNW/ - Orla Mining Ltd. (TSX: OLA) (NYSE: ORLA) ("Orla" or the "Company") is pleased to provide results for the second quarter ended June 30, 2021.

(All amounts are in U.S. dollars unless otherwise stated)

SECOND QUARTER 2021 HIGHLIGHTS:

  Project to date safety and environmental performance has been excellent and there have been no delays in construction due to COVID-19.
  As of June 30, 2021, there were 1,045 workers at the Project as part of construction activities with 17% from the local communities, 28% from the State of Zacatecas, and 55% from other states within Mexico.
  Camino Rojo construction is progressing on schedule and was 49% complete at June 30, 2021 and 61% complete at July 31, 2021.
  Camino Rojo capital expenditures totalled $26.8 million in the second quarter and total $82.0 million for the Project to date (June 30, 2021), out of a total project capital expenditure estimate of $134.1 million.
  Project capital committed totalled $115.9 million at the end of the second quarter with expenditures and commitments to date in line with estimates.
  Continued development of Camino Rojo with activities focused on installations in the areas of the crushing and conveying circuit, Merrill-Crowe plant, heap leach pad and process pond.
  Release of the Cerro Quema Oxide Project Pre-Feasibility Study ("PFS") with results confirming a low cost, high return heap leach project. The estimated Project after-tax net present value ("NPV") (5% discount rate) is $176 million with an after-tax internal rate of return ("IRR") of 38% at a gold price of $1,600 per ounce.
  Exploration and evaluation expenditures totalled $3.8 million for the quarter and included activities across the Company's portfolio in Mexico and Panama with a focus on target generation and project study advancement.
  Net loss of $0.9 million or $0.00 per share for the quarter.
  Cash of $51.0 million at June 30, 2021.
  Subsequent to quarter end, Orla completed a $35.0 million non-brokered prospectus financing subscribed to by accredited investors including a large institutional investor, Pierre Lassonde, Agnico Eagle Mines Limited, and Trinity Capital Partners Corporation.
  Third and final tranche drawdown of $50.0 million on the Project Finance Facility ("Credit Facility") during April 2021.

"We are in the heart of construction at the Camino Rojo Oxide Project, and we remain on track for first gold pour by year end," said Jason Simpson, President and Chief Executive Officer of Orla Mining. "Our entire team remains focused on maintaining health and safety while executing our strategic objectives and creating value for our stakeholders."

CAMINO ROJO OXIDE CONSTRUCTION UPDATE

At June 30, 2021, project construction was 49% complete and procurement was 99% complete while commitments for equipment and contracts totalled $115.9 million.

Mechanical installations on the crushing circuit are largely complete and electrical and piping installations have begun. The pregnant solution pond has been completed while construction of the Merrill-Crowe Plant is well advanced with completion targeted for October 2021. The mining contractor has begun mobilizing to site with mining activities commencing in the third quarter. The powerline to site will be completed and energized during the third quarter. Camp facilities are nearing completion and move-in expected to begin in the third quarter. The first gold production is planned for late 2021 with final commissioning and ramp-up in production expected in the first quarter of 2022.

The Company is planning to complete a 2,500-metre core drilling program on layback area to integrate Orla's geological and resource models with existing drill data. This work will enable material in the layback area located on Fresnillo plc's concession to be included in the measured and indicated mineral resource categories and to be included in an updated mineral reserve estimate.

Orla completed the third and final tranche drawdown of $50 million during April 2021. The funds will be used towards the development of the Camino Rojo Oxide Project. A total of $125 million has now been drawn on the Credit Facility.

Several images highlighting construction progress at the Camino Rojo Project are shown below and additional photographs are available at Camino Rojo Progress Photos.

CAMINO ROJO COMMUNITY ACTIVITIES

Orla maintains an active community, social relations, and environmental management program. During the second quarter of 2021, there were no reportable environmental incidents. The gradual reopening in Mexico has allowed the community activities during the second quarter of 2021 to shift from providing COVID-19 related support to working on programs relating to social investments, local employment, and local procurement. The social investment consultation with the communities resulted in several projects being proposed. These projects included maintenance work on local infrastructure and social programs which included the payment of scholarships and donation of food to the local communities of El Berrendo and San Francisco de los Quijano.

During the quarter, the Company provided community support in the following ways:

  Provided support to the local communities during the COVID-19 pandemic, including the donation of food and protective equipment and transportation to COVID-19 vaccination centre supplies for the prevention of COVID-19,
  Continued funding scholarships and adult education programs,
  Donated equipment to the local health centre,
  Completed the maintenance of the road to El Berrendo,
  Completed cattle stock ponds cleaning and rebuilding programs for the communities of San Tiburcio and El Berrendo.

Figure 1: Crusher and Conveying Circuit (CNW Group/Orla Mining Ltd.)

Figure 2: Merrill-Crowe Plant (front centre), Pregnant Pond (back left), Heap Leach Pad (back right) (CNW Group/Orla Mining Ltd.)

Figure 3: Heap Leach Pad (with placement of overliner material) (CNW Group/Orla Mining Ltd.)

Figure 4: Camp Construction (CNW Group/Orla Mining Ltd.)

Figure 5: Mining Activities / Site Landscape (CNW Group/Orla Mining Ltd.)

CAMINO ROJO SULPHIDE PROJECT

In parallel with advancement of the Camino Rojo Oxide Gold Project towards first production by the end of 2021, the Company is also evaluating multiple development scenarios on the Camino Rojo Sulphide Project. The development scenarios being considered to potentially form the basis of a "Preliminary Economic Assessment ("PEA") currently include: (1) an underground mining option or (2) an open pit mining option with processing at a to-be-constructed sulphide facility at Camino Rojo, and (3) an open pit mining option with processing at Newmont Corporation's Peñasquito plant.

The Company recently announced the results from a 6,079-metre directional core drilling program on its Camino Rojo sulphide deposit. The program consisted of close-spaced drilling on three sections of the sulphide zone focusing on the extension of the Camino Rojo deposit down plunge of the planned oxide open pit. The objective of the program was to test the continuity of higher-grade mineralization within the 7.3 million ounces of gold in the sulphide measured and indicated mineral resource estimate (256 million tonnes at 0.88 g/t Au)1 lying directly below the open pit currently being developed on the oxide mineral reserves. The program was also intended to generate additional geological and analytical information regarding the continuity and geometry of the higher-grade gold mineralization (>2 g/t Au), obtain geotechnical information required to evaluate potential underground mining scenarios, and provide new material for metallurgical studies. The drill program achieved all objectives, and the information will support development scenario planning for the large sulphide mineral resource.

The drill results confirm the presence of wide, higher-grade gold zones within the sulphide mineral resource, and the Company intends to further explore the potential for open pit or underground bulk mining methods. The fourteen holes completed across the sulphide zone yielded 27 significant2 mineralized drill intercepts with a grade-by-thickness factor greater than 50 g/t Au per metre (g/t*m Au), including the following 10 intercepts with a grade-by-thickness factor greater than 100 g/t Au per metre:

  Hole CRSX20-01: 2.38 g/t Au over 108.0m (from 445.0m to 553.0m)
  Hole CRSX20-01A: 2.63 g/t Au over 111.0m (from 449.5m to 560.5m)
  Hole CRSX20-01B: 2.51 g/t Au over 58.5m (from 428.5m to 487.0m)
  Hole CRSX20-01C: 2.11 g/t Au over 115.5m (from 438.0m to 553.5m)
  Hole CRSX20-01D: 3.04 g/t Au over 64.6m (from 515.8m to 580.4m)
  Hole CRSX21-04A: 4.47 g/t Au over 55.5m (from 606.0m to 661.5m)
  Hole CRSX21-04A: 4.95 g/t Au over 55.5m (from 676.5m to 732.0m)
  Hole CRSX21-04B: 2.10 g/t Au over 58.5m (from 530.0m to 588.5m)
  Hole CRSX21-04B: 2.27 g/t Au over 87.0m (from 609.5m to 696.5m)
  Hole CRSX21-04C: 3.26 g/t Au over 44.7m (from 740.3m to 785.0m)

Full drill results are available on Orla's website: Sulphide Drill Results.

_______________
[1] The Camino Rojo Mineral Resource estimate has an effective date of June 7, 2019, and was prepared using the CIM Definition Standards. Additional information can be found in the Camino Rojo Technical Report entitled "Unconstrained Feasibility Study NI 43-101 Technical Report on the Camino Rojo Gold Project – Municipality of Mazapil, Zacatecas, Mexico" and dated January 11, 2021.
[2] Those intervals deemed significant and listed were defined and calculated using a cut-off grade of 1 g/t Au, a minimum composite of 10 g/t * m Au, and a maximum 6 metres of consecutive internal waste (<1 g/t Au). Individual assay results or composite results of >10g/t Au (calculated with no internal dilution) are available in the August 3, 2021 Press Release.

Orla's geological team is integrating geological and geotechnical data from the 2020-2021 drill program, including downhole televiewer data, into an updated geological model. Mine Development Associates of Reno, Nevada will then update the sulphide mineral resource estimate, using the updated geological model and all drilling data for the Sulphide Project, including the recent Sulphide Project drillhole data.

The first batch of samples obtained from the drilling has arrived at Blue Coast Research Ltd. of Parksville, British Columbia for metallurgical testing. Investigations will build on the previous metallurgical work completed on the project and will include process methods and updated recovery predictions as well as exploring the potential for ore sorting.

Activities for the sulphide project in the second half of the year will focus on updating the mineral resource estimate, evaluating economic opportunities, and metallurgical studies. While Orla remains focused on the completion of the Camino Rojo sulphide PEA by year end, the higher grades indicated in the recent drill program may necessitate additional drilling and to ensure the resource appropriately reflects the grade and tonnage of the higher-grade zones. The timing of the study may therefore be adjusted.

Please see the Company's August 3, 2021 press release for more detail:  "Orla Mining Confirms Higher Grade Gold Zones Within Camino Rojo Sulphide Resource and Provides Project Update".

CERRO QUEMA OXIDE PROJECT UPDATE

The Company announced the results of PFS for the Cerro Quema Oxide Project in Panama in July 2021. The 2021 PFS highlights a low cost, high return heap leach project with a 6-year mine life. The estimated Project after-tax NPV (5% discount rate) is $176 million with an after-tax IRR of 38% at a gold price of $1,600 per ounce and a silver price of $20 per ounce.

Pre-Feasibility Study Highlights:

	Units	Values
Throughput Rate per Day	tonnes	10,000
Total Ore to Leach Pad	M tonnes	21.7
Gold Grade (Average)	g/t	0.80
Silver Grade (Average)	g/t	2.2
Contained Gold	ounces	562,000
Contained Silver	ounces	1,526,000
Average Gold Recovery	%	87%
Average Silver Recovery	%	26%
Recovered Gold	ounces	489,000
Recovered Silver	ounces	399,000
Mine Life	years	6.0
Average Annual Gold Production	ounces	81,000
Strip Ratio	waste : ore	0.66
Initial Capex	US$ million	$164
Avg. Life of Mine Operating costs	$/t ore processed	$10.34
Total Cash Cost (net of by-product credits)[1]	$/oz Au	$511
All-In Sustaining Cost ("AISC")[1]	$/oz Au	$626
Pre -Tax - NPV (5% discount rate)	US$ million	$233
Pre-Tax IRR	%	48%
After-Tax - NPV (5% discount rate)	US$ million	$176
After-Tax IRR	%	38%
Payback	years	1.7
[1] Total cash cost and AISC are non-GAAP measures and are net of silver credits and includes royalties payable. See recent MD&A regarding non-GAAP measures.
* All dollar amounts in US dollars

The PFS continues to support an open pit mine and heap leach operation. Since the 2014 Pre-Feasibility Study ("2014 PFS"), significant additional drillhole data has been added, rendering the 2014 mineral resource and mineral reserve estimates non-current. The main notable physical changes from the 2014 PFS include improved water management infrastructure including active and passive water treatment plants for the waste rock facilities and heap leach facilities, a more detailed design for a larger heap leach pad with increased capacity, a three-phase heap leach facility, redesign of the two-phase waste rock facilities, and an update of all costs. The new mineral reserve estimate at Cerro Quema includes proven and probable mineral reserves of 21.7 million tonnes at a gold grade of 0.80 grams per tonne ("g/t") and a silver grade of 2.18 g/t, for total mineral reserves of 0.56 million ounces of gold and 1.53 million ounces of silver. This compares to 19.7 million tonnes at a gold grade of 0.77 g/t for a mineral reserve estimate of 0.49 million ounces in the 2014 PFS, representing an increase of approximately 15% in contained ounces.

The Project's low stripping ratio, high gold recoveries, and low operating costs all contribute to a low estimated AISC of $626 per ounce of gold.

Permitting

The permitting process has been ongoing and as of May 2021, the extension of the exploitation contracts was signed by the Ministry of Commerce & Industry, and Orla, and the documents are now with the Comptroller General for final review and approval.

In February 2021, the Ministry of Environment conducted their final site inspection of the project. As a result of the positive site inspection review, the Category 3 Environmental & Social Impact Assessment ("ESIA") is in the final stage of approval.

Opportunities

Infill drilling at La Pava, Quemita, and Caballito if successful could expand and increase the confidence and classification of the mineral resource. There is some potential to increase the oxide resource as well as to explore further the sulphide mineral resource at La Pava and Quemita for gold-copper mineralization. The current design will allow the heap leach pad and the waste rock dump to accommodate additional tonnage in the upstream site of those facilities if required.

At this time, the property is considered under-explored especially for the sulphide potential with gold-copper mineralized zones similar to Caballito. Any discoveries could positively impact the economic value of the Project.

The next steps in Panama will be to advance the Cerro Quema Oxide Project to a construction decision concurrent with continued exploration for additional copper and gold discoveries.

Please see the Company's July 28, 2021 press release for more detail: "Orla Mining Delivers Robust Pre-Feasibility Study at the Cerro Quema Oxide Gold Project with 38% Rate of Return".

2021 OUTLOOK AND UPCOMING MILESTONES

  Maintain robust health and safety protocols, including COVID-19 prevention measures, to support the health of employees and local communities.
  Continue construction activities at the Camino Rojo Oxide Gold Project towards a targeted first pour in the fourth quarter of 2021.
  Continue to advance the Cerro Quema Oxide Project engineering once the environmental permit and concession renewals are received which would provide the basis for a construction decision.
  Further the PEA study on the Camino Rojo Sulphide Project.
  Continue exploration programs with activities focused on supporting study work and new targets identification.

COVID-19 RISK MANAGEMENT

The Company maintains robust organization-wide COVID-19 protocols to support the health of  employees and local communities. Orla is closely monitoring the potential impacts from the pandemic on areas including on-site construction, equipment delivery and logistics, construction costs and schedule, as well as community and government relations.

CONSOLIDATED FINANCIAL STATEMENTS

Orla's audited consolidated financial statements and management's discussion and analysis for the three and six months ended June 30, 2021 are available on the Company's website at www.orlamining.com, and on SEDAR and EDGAR under the Company's profile at www.sedar.com and at www.sec.gov, respectively.

Qualified Persons Statement

The scientific and technical information related to Cerro Quema and Camino Rojo in this presentation has been reviewed and approved by Mr. J. Andrew Cormier, P. Eng., and Mr. Sylvain Guerard, P. Geo., who are the Qualified Persons as defined under NI 43-101 standards.

CONFERENCE CALL

Orla will host a conference call on August 6, 2021, at 10:00 AM, Eastern Time, to provide a corporate update:

Dial-In Numbers:

Conference ID: 4275284

Toll Free:           (833) 499-1157

International:     (236) 712-2875

Webcast:         https://event.on24.com/wcc/r/3335136/B6BC90FD079E5BC5BA92D351C0DAA610

About Orla Mining Ltd.

Orla is developing the Camino Rojo Oxide Gold Project, an advanced gold and silver open-pit and heap leach project, located in Zacatecas State, Central Mexico. The project is 100% owned by Orla and covers over 160,000 hectares. The technical report for the 2021 Feasibility Study entitled "Unconstrained Feasibility Study NI 43-101 Technical Report on the Camino Rojo Gold Project – Municipality of Mazapil, Zacatecas, Mexico" dated January 11, 2021, is available on SEDAR and EDGAR under the Company's profile at www.sedar.com and www.sec.gov, respectively. The technical report is also available on Orla's website at www.orlamining.com. Orla also owns 100% of the Cerro Quema Project located in Panama which includes a near-term gold production scenario and various exploration targets. The Cerro Quema Project is a proposed open pit mine and gold heap leach operation. An updated independent technical report for the updated Pre-Feasibility Study on the Cerro Quema Oxide Gold Project prepared in accordance with the requirements of National Instrument ("NI") 43-101 will be available under Orla's profile on SEDAR, EDGAR, and on the Company's website on or before September 11, 2021.

Forward-looking Statements

This news release contains certain "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities legislation and within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, including, without limitation, statements regarding the results of the Cerro Quema pre-feasibility study and future development and permitting activities, statements with respect to the Company's construction, operation, and exploration of projects, as well as its objectives and strategies, including the timing of the PEA on the Camino Rojo Sulphide Project, the results of the drill program and future exploration work at the Sulphide Project, and the timing and construction and estimates of future production at the Company's Camino Rojo Oxide Project. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements were made, including without limitation, that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that political and legal developments will be consistent with current expectations; that currency and exchange rates will be consistent with current levels; and that there will be no significant disruptions affecting the Company or its properties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: risks related to uncertainties inherent in the preparation of feasibility and pre-feasibility studies, including but not limited to, assumptions underlying the production estimates not being realized, changes to the cost assumptions, variations in quantity of mineralized material, grade or recovery rates, changes to geotechnical or hydrogeological considerations, failure of plant, equipment or processes, changes to availability of power or the power rates, ability to maintain social license, changes to interest or tax rates, changes in project parameters, delays and costs inherent to consulting and accommodating rights of local communities, environmental risks, title risks, commodity price and exchange rate fluctuations, risks relating to COVID-19, delays in or failure to receive access agreements or amended permits, risks inherent in the estimation of mineral reserves and mineral resources; and risks associated with executing the Company's objectives and strategies, including costs and expenses, as well as those risk factors discussed in the Company's most recently filed Management's Discussion and Analysis, as well as its annual information form dated March 29, 2021, available on www.sedar.com and www.sec.gov. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Cautionary Note to U.S. Readers

We prepare our financial statements, which are incorporated by reference herein, in United States dollars and in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles ("US GAAP") in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

The disclosure contained or referenced herein uses mineral reserve and mineral resource classification terms that comply with reporting standards in Canada, and mineral reserve and mineral resource estimates are made in accordance with Canadian NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Definition Standards"). Canadian NI 43-101 establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  These standards differ significantly from the mineral reserve disclosure requirements of the United States Securities Exchange Commission (the "SEC") set forth in Industry Guide 7. Consequently, information regarding mineralization contained or referenced herein is not comparable to similar information that would generally be disclosed by U.S. companies under Industry Guide 7 in accordance with the rules of the SEC which applied to U.S. filings prior to the current SEC Modernization Rules (as defined herein). Further, the SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Securities Exchange Act of 1934 ("Exchange Act"). These amendments became effective February 25, 2019 (the "SEC Modernization Rules") and, commencing for registrants with their first fiscal year beginning on or after January 1, 2021, the SEC Modernization Rules replace the historical property disclosure requirements included in SEC Industry Guide 7.  As a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. The SEC Modernization Rules include the adoption of terms describing mineral reserves and mineral resources that are "substantially similar" to the corresponding terms under the CIM Definition, but there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the mineral reserve or mineral resource estimates under the standards adopted under the SEC Modernization Rules. U.S. investors are also cautioned that while the SEC recognizes "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under the Modernization Rules, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable. Further, "inferred mineral resources" have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of the "inferred mineral resources" exist. Under Canadian securities laws, estimates of "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  For the above reasons, information contained or referenced herein regarding descriptions of our mineral reserve and mineral resource estimates is not comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements of the SEC under either Industry Guide 7 or SEC Modernization Rules.

SOURCE Orla Mining Ltd.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/August2021/05/c7372.html

%CIK: 0001680056

For further information: Jason Simpson, President & Chief Executive Officer; Andrew Bradbury, Director, Investor Relations, www.orlamining.com, info@orlamining.com

CO: Orla Mining Ltd.

CNW 18:51e 05-AUG-21